  Exhibit 99.1

NEWS RELEASE
TSX: ELD NYSE: EGO	March 3, 2020

Eldorado Gold Files Three Separate Technical Reports

VANCOUVER, BC – Eldorado Gold Corporation ("Eldorado" or the "Company") today filed three separate technical reports for its Kisladag, Olympias and Efemcukuru projects (the “Technical Reports”). Further to the Company’s news release dated February 20, 2020 (Eldorado Announces 15 Year Mine Life at Kisladag; Provides 2020 Guidance and Long-term Outlook) (“Guidance Release”), these Technical Reports have been prepared pursuant to Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”), and may be found on the Company’s website (www.eldoradogold.com) or under the Company's SEDAR profile (www.sedar.com).

Technical Report, Kisladag Gold Mine, Turkey (the “Kisladag Technical Report”)
The Kisladag Technical Report, with an effective date of January 17, 2020, was prepared by the following Qualified Persons as defined by NI 43-101: Stephen Juras, P. Geo., David Sutherland, P.Eng., Paul Skayman, FAusIMM, Richard Miller, P.Eng., and Sean McKinley, P.Geo., and has been filed to confirm a 15-year mine life based on the completed long-cycle heap leach testwork and the replacement of the tertiary crushing circuit with a high-pressure grinding roll circuit and to confirm the Company’s updated disclosure of mineral reserves contained in its Guidance Release.

Technical Report, Olympias Mine, Greece (the “Olympias Technical Report”)
The Olympias Technical Report, with an effective date of December 31, 2019, was prepared by the following Qualified Persons as defined by NI 43-101: David Sutherland, P.Eng., Ertan Uludag, P. Geo., Colm Keogh, P. Eng., Paul Skayman, FAusIMM, and Sean McKinley, P.Geo, and has been filed to update certain scientific and technical information regarding the operations at the Olympias Mine.

Technical Report, Efemcukuru Gold Mine, Turkey (the “Efemcukuru Technical Report”)
The Efemcukuru Technical Report, with an effective date of December 31, 2019, was prepared by the following Qualified Persons as defined by NI 43-101: Ertan Uludag, P. Geo., Imola Gotz, P. Eng., Paul Skayman, FAusIMM, David Sutherland, P.Eng., and Sean McKinley, P.Geo., and has been filed to update certain scientific and technical information regarding the operations at the Efemcukuru Gold Mine.

For further information regarding the results of the Technical Reports, please refer to the Company’s material change report filed under the Company's SEDAR profile (www.sedar.com).

About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Turkey, Canada, Greece, Romania, and Brazil.  The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities.  Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contacts

Investor Relations
Peter Lekich, Manager Investor Relations
604.687.4018 or 1.888.353.8166 peter.lekich@eldoradogold.com

Media
Louise Burgess, Director Communications & Government Relations
604.687.4018 or 1.888.353.8166 louise.burgess@eldoradogold.com

Cautionary Note about Forward-looking Statements and Information

Certain of the statements made and information provided in this press release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", “continue”, “projected”, "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking statements or information contained in this release include, but are not limited to, statements or information with respect to: our guidance and outlook, including expected production, cost guidance and recoveries of gold, including increased heap leach recoveries through increased leach time in conjunction with a high pressure grinding roll at Kisladag, favourable economics for our heap leaching plan and the ability to extend mine life at our projects, including at Kisladag, improved production at Olympias, expanded production, expectations regarding repayment of outstanding debt, planned capital and exploration expenditures; our expectation as to our future financial and operating performance, expected metallurgical recoveries, improved concentrate grade and quality, gold price outlook and the global concentrate market; and our strategy, plans and goals, including our proposed exploration, development, construction, permitting and operating plans and priorities and related timelines and schedules and results of litigation and arbitration proceedings.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, market uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

We have made certain assumptions about the forward-looking statements and information, including assumptions about the geopolitical, economic, permitting and legal climate that we operate in; the future price of gold and other commodities; the global concentrate market; exchange rates; anticipated costs and expenses; production, mineral reserves and resources and metallurgical recoveries, the impact of acquisitions, dispositions, suspensions or delays on our business and the ability to achieve our goals. In particular, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this release.

Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, the following: results of further testwork, recoveries of gold and other metals; geopolitical and economic climate (global and local), risks related to mineral tenure and permits; gold and other commodity price volatility; continued softening of the global concentrate market; risks regarding potential and pending litigation and arbitration proceedings relating to the Company’s, business, properties and operations; expected impact on reserves and the carrying value; the updating of the reserve and resource models and life of mine plans; mining operational and development risk; financing risks, foreign country operational risks; risks of sovereign investment; regulatory risks and liabilities including, environmental regulatory restrictions and liability; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical testing and recoveries; additional funding requirements; currency fluctuations; community and non-governmental organization actions; speculative nature of gold exploration; dilution; share price volatility and the price of the common shares of the Company; competition; loss of key employees; and defective title to mineral claims or properties, as well as those risk factors discussed in the sections titled “Forward-Looking Statements” and "Risk factors in our business" in the Company's most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form and other regulatory filings filed on SEDAR under our Company name, which discussion is incorporated by reference in this release, for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.

Forward-looking statements and information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change.

Financial Information and condensed statements contained herein or attached hereto may not be suitable for readers that are unfamiliar with the Company and is not a substitute for reading the Company’s financial statements and related MD&A available on our website and on SEDAR under our Company name. The reader is directed to carefully review such document for a full understanding of the financial information summarized herein.

Except as otherwise noted, scientific and technical information contained in this press release was reviewed and approved by Paul Skayman, FAusIMM, Special Advisor to the Chief Operating Officer, a "qualified person" under NI 43-101.